[redacted]

15047734

S
COMMISSION
20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45393

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sentinel Financial Services Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One National Life Drive
(No. and Street)

Montpelier (City) | Vermont (State) | 05604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip G. Partridge Jr | 802-229-7334 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS, LLP
(Name – *if individual, state last, first, middle name*)

125 High Street (Address) | Boston (City) | Massachusetts (State) | 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/16/15

OATH OR AFFIRMATION

I, Philip G. Partridge Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sentinel Financial Services Company, as of December, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President and Assistant Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sentinel Financial Services Company

(A Vermont General Partnership)

Financial Statements with Supplementary Information

As of and for the Year Ended December 31, 2014

Sentinel Financial Services Company
(A Vermont General Partnership)
Index
December 31, 2014

Page(s)

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Partners' Capital 4

Statement of Cash Flows 5

Notes to Financial Statements 6-13

Supplemental Schedule

Supplementary Information: Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission 14

Sentinel
INVESTMENTS

One National Life Drive, Montpelier, Vermont 05604 sentinelinvestments.com

Sentinel Financial Services Company's Exemption Report

Sentinel Financial Services Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k): (1).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the period June 1, 2014 through December 31, 2014 without exception.

Sentinel Financial Services Company

I, Philip G. Partridge, Jr., affirm that, to my best knowledge and believe, this Exemption Report is true and correct.

By: [signature]

Title: Vice President & Assistant Treasurer, Financial Operations Principal

Date of report: February 27, 2015

pwc

Report of Independent Registered Public Accounting Firm

To The Management of Sentinel Financial Services Company

We have reviewed Sentinel Financial Services Company's assertions, included in the accompanying Sentinel Financial Services Company's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the period June 1, 2014 to December 31, 2014 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the period June 1, 2014 to December 31, 2014.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
February 27, 2015

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F:(617) 530 5001, www.pwc.com/us

pwc

Report of Independent Registered Public Accounting Firm

To the Partners of Sentinel Financial Services Company:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in partners' capital and of cash flows present fairly, in all material respects, the financial position of Sentinel Financial Services Company at December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

The Schedule I Supplementary Information Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Schedule I Supplementary Information Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 27, 2015

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F:(617) 530 5001, www.pwc.com/us

Sentinel Financial Services Company
(A Vermont General Partnership)
Statement of Financial Condition
As of December 31, 2014

		2014
Assets		
Cash and cash equivalents	$	4,396,048
Distribution fees receivable		1,415,732
Deferred commissions, net of amortization		613,891
Prepaid expenses and other assets		330,396
Property and equipment, net of depreciation		184,581
Commissions receivable		7,749
Other receivables		1,457
Receivables from affiliates		112,671
Total assets	$	7,062,525
Liabilities		
Service fees payable	$	1,272,331
Accounts payable and accrued expenses		1,074,369
Payable to affiliates		1,214,551
Bonus commissions payable		1,298,128
Total liabilities		4,859,379
Partners' capital		2,203,146
Total liabilities and partners' capital	$	7,062,525

The accompanying notes are an integral part of these financial statements

Sentinel Financial Services Company
(A Vermont General Partnership)
Statement of Operations
Year Ended December 31, 2014

		2014
Revenues		
Distribution fee income	$	17,422,872
Commissions		2,918,477
Investment income		778
Total revenues		20,342,127
Operating expenses		
Service fees		13,522,969
Salaries and employee benefits		6,522,123
Bonus commissions		4,379,254
General and administrative		4,495,050
Marketing support		2,541,356
Amortization of deferred commissions		1,189,203
Commissions		1,685,082
Total operating expenses		34,335,037
Partners' net loss	$	(13,992,910)

The accompanying notes are an integral part of these financial statements

Sentinel Financial Services Company
(A Vermont General Partnership)
Statement of Changes in Partners' Capital
Year Ended December 31, 2014

	SAMI [1]	SFSI [1]	Total
Balance, December 31, 2013	$ 325,900	$ 12,870,156	$ 13,196,056
Partners' net loss	(685,653)	(13,307,257)	(13,992,910)
Partners' contributions	147,000	2,853,000	3,000,000
Balance, December 31, 2014	$ (212,753)	$ 2,415,899	$ 2,203,146

[1] Sentinel Asset Management, Inc. ("SAMI") and Sentinel Financial Services, Inc. ("SFSI"), jointly referred to as Sentinel, are wholly-owned subsidiaries of NLV Financial Corporation ("NLVF") and SAMI, respectively.

The accompanying notes are an integral part of these financial statements.

Sentinel Financial Services Company
(A Vermont General Partnership)
Statement of Cash Flows
Year Ended December 31, 2014

	2014
Cash flows from operating activities	
Partners' net loss	$(13,992,910)
Adjustments to reconcile Partners' net loss to net cash used in operating activities:	
Depreciation	38,368
Deferred commissions	(1,148,746)
Amortization of deferred commissions	1,189,203
Changes in assets and liabilities:	
Distribution fees receivable	120,463
Prepaid expenses and other assets	(29,237)
Commissions receivable	9,455
Other receivables	(1,264)
Receivables from affiliates	(28,971)
Service fees payable	157,546
Accounts payable and accrued expenses	65,834
Payable to affiliates	197,858
Bonus commissions payable	789,583
Net cash (used in) operating activities	(12,632,818)
Cash flows from investing activities	
Cost of investments acquired	(71)
Purchase of furniture and equipment	(173,241)
Net cash (used in) investing activities	(173,312)
Cash flows from financing activities	
Contributions from partners	3,000,000
Net cash provided by financing activities	3,000,000
Net (decrease) in cash and cash equivalents	(9,806,130)
Cash and cash equivalents	
Beginning of year	14,202,178
End of year	$ 4,396,048

The accompanying notes are an integral part of these financial statements.

1. Organization and Operations

Sentinel Financial Services Company (the "Company" or the "Partnership"), a Vermont General Partnership, was formed on December 11, 1992 and commenced operations on March 1, 1993. The Company is a registered broker-dealer in which the partners' capital is held by SAMI and SFSI. SFSC is a member of the Financial Regulatory Authority ("FINRA"). Pursuant to the Company's distribution agreement to serve as the principal underwriter of the Sentinel Group Funds, Inc. (the "Funds"), the Company earns fees from the distribution of shares of the Funds which are registered investment companies. The Company distributes such shares through affiliated and non-affiliated broker-dealers and registered representatives, some of whom are also insurance agents of National Life Insurance Company ("NLIC"), an affiliate of the Company. Commissions are earned on distribution of shares of the Funds.

Under the general partnership agreement dated March 1, 1993 and amended effective March 27, 1995 and December 30, 2005, each partner's share of profit or loss is based on ownership rates of 95.1% and 4.9% for SFSI and SAMI, respectively.

The Company is required to make quarterly distributions of its net operating cash flow as defined in the general partnership agreement within 90 days after the end of each calendar quarter. Although the agreement provides that the distribution may be an amount equal to the estimated total amount of taxes on income of the partner having the highest total rate of taxation, cash distributions are generally made to each partner in the same proportion as profit and losses of the Company are allocated to the partners. In the event there are no positive net operating cash flows during a calendar quarter, then distributions are not made to the partners.

In the event of liquidation, but after satisfaction of all partnership obligations, the Company will distribute the net proceeds from any sales of assets in the same ratio of profits and losses allocated to the partners for the six full months preceding the completion of sale.

Effective December 1, 2014, a non-affiliated entity of the Company was elected as the designated transfer agent for the Funds. Prior to the election, Sentinel Administrative Services Inc. ("SASI"), a wholly-owned subsidiary of SAMI, acted as the Funds' designated transfer agent.

2. Significant Accounting Policies

Basis of Presentation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP"). Preparing financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect reported amounts and related disclosures. Actual results may differ from those estimates.

2. Significant Accounting Policies (continued)

Revenue and Expense Recognition

Customers' security transactions and the related commission income and expenses are recorded on a trade date basis.

Distribution fees are recognized in the period in which the services have been performed. These fees are earned based on a percentage of assets under management and are paid to the Company on a monthly basis.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of funds on deposit and investments in money market mutual funds.

Distribution Fees

Distribution fee revenue results from compensation related to the distribution of the Funds pursuant to Rule 12b-1 of the Investment Company Act of 1940. Under the terms of an agreement with the Funds, the Company is paid on a monthly basis for these fees.

Deferred Commissions

Certain sales of the Sentinel Group Funds, as detailed in the prospectus, generate an advanced sales commission paid by the Company to the broker-dealer of record. These commissions are recovered by ongoing monthly distribution fees received from the Funds or through charges upon redemption of the shares by the shareholders. The Company records the payment to the broker-dealer initially responsible for the sale as a "Deferred Commissions, net of amortization" asset, which is then amortized over the contingent deferred sales charge ("CDSC") period, for "A" shares, and over the CDSC period or until redemption, whichever is shorter for the "C" shares. The CDSC period for "A" and "C" shares is the twelve month period after the initial sale.

Prepaid Expenses and Other Assets

Includes insurance, software maintenance, annual licensing fees, and represents payments in advance of services rendered. These advance payments are expensed as incurred. Other assets include escrow deposits held by the Company, to protect against overdraft positions, and a cost method investment in common stock.

Property and Equipment

Property and equipment is reported net of depreciated cost. Assets are depreciated over their useful life using the straight-line method of depreciation. The table below outlines the useful life for each asset class:

Asset Class	Years
Equipment	5
Internally Developed Software	5
Furniture	7

2. Significant Accounting Policies (continued)

Commissions

Commission revenue includes commissions earned on fund share sales, CDSC on qualifying redemptions, and commissions earned on shareholder accounts where the Company acts as their broker-dealer. A CDSC is assessed when a customer redeems shares subject to a CDSC, as outlined in the prospectus.

A portion of the commission revenue recognized by the Company is paid by the Company as a commission expense to the broker-dealer initially responsible for the sale. The broker-dealers of record are either external to the Company or are registered representatives of Equity Services, Inc. ("ESI"), a wholly-owned subsidiary of NLVF. This expense is described in the Funds' prospectuses as a dealer reallowance which varies based on the size and investment strategy of the mutual fund share(s) sold.

Other Receivables

Other receivables include amounts due from the Funds for reimbursement of shareholder report expenses, securities in process receivables, and any other receivables.

Receivables from and Payables to Affiliates

Receivables from affiliates include expenses paid by the Company that are reimbursed by SAMI and settled in the normal course of business.

Payables to affiliates primarily consist of balances due to NLIC, based on the intercompany expense sharing agreement with NLIC, and revenue sharing fees to ESI. NLIC is a wholly-owned subsidiary of NLVF.

Service Fees

Service Fees represent the sales commission and service fees ("12b-1" fees) incurred to the broker-dealers of record to compensate for ongoing costs of servicing the shareholder.

Bonus Commissions

Bonus commissions consist of compensation earned by the Company's sales personnel.

Salaries and Employee Benefits

Salaries and employee benefits includes ongoing compensation, associated payroll taxes and annual incentive compensation paid to employees.

2. Significant Accounting Policies (continued)

Investment Income
The Company's excess cash is invested in money market funds which earn income in the form of distributions from these funds. The Company also earns interest income on certain cash accounts.

General and Administrative
General and administrative expenses represent costs to the Company incurred as a result of managing the Company. These costs include recruiting and training, marketing, legal fees and licenses, depreciation, software maintenance, outsourced services, consulting services, printing and postage, travel, rent and other miscellaneous expenses. The marketing expenses included in general and administrative expenses are related to media advertising, creation of shareholder reports, sales conferences, and due diligence meetings. NLVF and its wholly-owned subsidiary, NLIC, provide the Company with occupancy, information technology, administrative services and access to its distribution network. The charges for these services and other shared services are determined by the NLVF expense sharing agreement and the allocation methodologies employed are applied uniformly across National Life Group and all of its affiliates, including the Company.

Marketing Support
Marketing support consists of additional contractual payments to external broker-dealers or ESI which are negotiated separately from the sales commissions and 12b-1 fees. These payments may include components of revenue sharing, marketing support, additional sales and service fees, and retention fees.

Income Taxes
In accordance with provisions of the Internal Revenue Code, the Company qualifies as a partnership for income tax purposes and no taxes are levied at the partnership level.

Subsequent Events
The Company has evaluated events subsequent to December 31, 2014 and through the financial statement issuance date of February 27, 2015. The Company has not evaluated subsequent events after the issuance date for presentation in these financial statements.

In January and February of 2015, the Company received a total of $6 million in capital contributions from its partners, SAMI and SFSI.

During 2015, an imminent transaction is scheduled to take place in which SFSI, a wholly-owned subsidiary of SAMI and partner in the Company, will be dissolved. In order to accommodate the dissolution of SFSI, SAMI will make a capital contribution of its current partnership interest of 4.9% in SFSC to SASI. Immediately following the capital contribution, SFSI will be dissolved and SAMI will assume all of SFSI's remaining assets and liabilities as of the date of dissolution. The assets assumed by SAMI from SFSI will include SFSI's 95.1% partnership interest in the Company. It is the opinion of

2. Significant Accounting Policies (continued)

Subsequent Events (continued)
management that the outcome of this restructuring will not have a material impact on the business, financial condition or operating results of the Company.

3. General and Administrative Expense

General and Administrative Expense is comprised of the following:

	2014
Travel	$ 1,090,854
Software maintenance contracts	732,417
Marketing, promotions & materials	256,011
Consulting	263,203
Advertising	124,733
Data systems	369,943
Printing, postage & supplies	495,226
Recruiting, licensing & training	211,332
Rent	259,334
Cost allocation	181,060
Legal fees	120,886
Depreciation	38,368
Clearing fees	94,944
Insurance	52,959
Public accountant fees	50,915
Other	152,865
	$ 4,495,050

4. Net Capital and Reserve Information

The Company, as a registered broker-dealer, is subject to the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 ("the Act"), as amended, which requires minimum "net capital" of the greater of $25,000 or 6 2/3% of "aggregate indebtedness," subject to a maximum allowable ratio of "aggregate indebtedness" to "net capital" (as the terms are defined) of 15.0 to 1.0. See the supplemental schedule for the calculation of aggregate indebtedness and net capital.

4. Net Capital and Reserve Information (continued)

The terms of Rule 15c3-1 exclude certain assets from capital in the calculation of aggregate indebtedness, net capital, and the ratio of aggregate indebtedness to net capital which at December 31, 2014 are as follows:

Net Capital	$ 737,717
Aggregate indebtedness	4,859,379
Net capital requirement	323,959
Excess Net Capital	413,758
Percentage of aggregate indebtedness to net capital	659%

5. Exemption from Rule 15c3-3

The Company's business is limited to redeemable securities of registered investment companies and variable annuities. Accordingly, the Company claims that the reserve provisions of Rule 15c3-3 of the Act do not apply under the exemption allowed by paragraph (k)(1) of such rule.

6. Property and Equipment

Property and equipment owned by the Company at December 31, 2014 comprise:

	2014
Property and equipment	$ 1,380,259
Accumulated depreciation	(1,195,678)
Net furniture and equipment	$ 184,581

Depreciation expense for the year ended December 31, 2014 was $38,368.

7. Related Party Transactions

Commissions and Distribution Fees Earned from the Sale of the Funds
Pursuant to the distribution agreement to serve as the principal underwriter for the Funds, the Company receives a sales charge (front-end load) on the sales of the Funds' Class A-shares. During the fiscal year 2014, the Company recognized $1,864,510 in commission revenue from the sales of these shares and an additional $958,420 in house commissions in instances where the Company is the broker-dealer of record on the accounts. Commission expenses incurred on A-shares totaled $1,685,082 in 2014. For the year ended December 31, 2014, the Company recognized $95,547 from CDSC assessed upon redemption from the Funds' "A" and "C" shares, which are included in commission revenue. Commission receivable due from the designated transfer agent for the Funds at December 31, 2014 was $7,749.

7. Related Party Transactions (continued)

Commissions and Distribution Fees Earned from the Sale of the Funds (continued)
Under the terms of the Company's distribution plans with the Funds, the Company recognized a combined $17,422,872 in 2014, from the Funds for providing distribution and other services. Of these amounts, $13,522,969 represents service fee expense incurred from ESI and external broker-dealers for services rendered. The balance due to the Company from the Funds for distribution fee revenue at December 31, 2014 was $1,415,732. Service fees payable to ESI and other external broker-dealers by the Company at December 31, 2014 was $1,272,331.

Commissions the Company had paid in advance and deferred on class "A" and "C" shares totaled $1,148,746 in 2014. These advanced commissions were paid to ESI and other external broker-dealers in the form of dealer reallowances.

Marketing Support
Effective May 23, 2005 the Company and ESI executed an amendment to their Dealer Agreement with respect to the Funds. The Company agreed to pay additional fees to ESI, based on sales and assets under management, in exchange for the opportunity to provide education and marketing support. The marketing support fees for the year ended December 31, 2014 were $477,563. The balance due to ESI related to these fees was $41,262 for the year ended December 31, 2014.

Allocated Expenses
Expenses allocated to the Company, as per the NLVF expense sharing agreement, were $181,060 for the year ended December 31, 2014, and are included in the Company's general and administrative expenses.

The Company also shares employees and facilities with affiliated companies. The Company was allocated $56,516 in occupancy expenses for the year ended December 31, 2014.

Payable to affiliates included $927,500 due to NLIC at December 31, 2014 for allocated costs as well as reimbursement due for direct charges paid by NLIC on behalf of the Company, including payroll and employee benefit costs.

Partners' Contributions
Historically, the Company has experienced losses from operations. The Company receives sufficient equity contributions from its partners, SAMI and SFSI, to enable it to meet its contractual obligations as they become due. SAMI and SFSI have made combined contributions of $3,000,000 to the Company for the year ended December 31, 2014.

8. Contingencies and Legal Matters

In the ordinary course of business, the nature of the Company's business subjects itself to claims, lawsuits, regulatory examinations and other proceedings. The results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period and a material judgment could have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition or operating results of the Company.

Sentinel Financial Services Company
(A Vermont General Partnership)
Supplementary Information
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2014

		2014
Net capital		
Total ownership equity	$	2,203,146
Deduct		
Securities and/or other investments not readily marketable		13,559
Investment in and receivables from affiliates		112,671
Property, furniture and equipment, at cost-net of accumulated depreciation		184,581
Other assets		1,080,618
Total non-allowable assets		1,391,429
Net capital before haircuts on securities positions and other deductions		811,717
Less: Haircut on cash equivalents		(74,000)
Net capital	$	737,717
Computation of aggregate indebtedness		
Accounts payable, accrued liabilities, expenses and other		4,859,379
Total aggregate indebtedness	$	4,859,379
Computation of basic net capital requirement		
Minimum net capital required (greater of $25,000 or 6 2/3% of aggregate indebtedness)	$	323,959
Excess net capital	$	413,758
Net capital less 10% of aggregate indebtedness	$	251,779
Percentage of aggregate indebtedness to net capital		659%

There were no material differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS Report as of December 31, 2014.